UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Company”) press release issued on September 10, 2025, titled “Wearable Devices Secures U.S. Patent for Breakthrough Voice and Gesture Control Technology, Enhancing Leadership in AI Wearables Market.”

The first six and the ninth paragraph and the section titled “Forward-Looking Statements Disclaimer” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-290148, 333-284010, 333-269869 and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-287247) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Wearable Devices Ltd., dated September 10, 2025, titled “Wearable Devices Secures U.S. Patent for Breakthrough Voice and Gesture Control Technology, Enhancing Leadership in AI Wearables Market.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 10, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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